                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 11-K



(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended August 31, 1996

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the transition period from ______________________to______________________


Commission file number: 0-19611


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                         Citizens Federal Bank, F.S.B.
                  and Related Companies Savings and Investment
                                  401(k) Plan


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                              CitFed Bancorp, Inc.
                          One Citizens Federal Centre
                              Dayton, Ohio  45402

                              REQUIRED INFORMATION



      The financial statements filed as a part of the annual report of the plan include:


      1. Audited statements of net assets available for benefits as filed under the Employee Retirement Income Security Act of 1974, as amended ("ERISA");

      2. Audited statements of changes in net assets available for benefits as filed under ERISA.

SAVINGS AND INVESTMENT 401(k)
PLAN OF CITIZENS FEDERAL BANK,
F.S.B. AND RELATED COMPANIES

FINANCIAL STATEMENTS AS OF AUGUST 31, 1996 AND
1995 AND FOR THE THREE YEARS IN THE PERIOD ENDED AUGUST 31, 1996 AND SUPPLEMENTAL SCHEDULES AS OF AUGUST 31, 1996 AND INDEPENDENT AUDITORS' REPORT

SAVINGS AND INVESTMENT 401(k) PLAN OF CITIZENS FEDERAL
BANK, F.S.B. AND RELATED COMPANIES

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                                                 PAGE
INDEPENDENT AUDITORS' REPORT                                                                       1

FINANCIAL STATEMENTS:

 Statements of Net Assets Available for Benefits Including Supplemental
   Information by Fund - August 31, 1996 and 1995                                                 2-3

 Statements of Changes in Net Assets Available for Benefits Including
   Supplemental Information by Fund - Years Ended August 31, 1996, 1995 and 1994                  4-6

 Notes to Financial Statements                                                                    7-9

SUPPLEMENTAL SCHEDULES AS OF AND FOR
 THE YEAR ENDED AUGUST 31, 1996:

 Item 27a - Schedule of Assets Held for Investment Purposes                                       10

 Item 27d - Schedule of Reportable Transactions - Series in Excess of Five Percent of Net Assets  11

                      [DELOITTE & TOUCHE LLP LETTERHEAD]



INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants of the
   Savings and Investment 401(k) Plan of
   Citizens Federal Bank, F.S.B. and Related Companies:

We have audited the accompanying financial statements of the Savings and Investment 401(k) Plan of Citizens Federal Bank, F.S.B. and Related Companies ("Plan") as of August 31, 1996 and 1995 and for each of the three years in the period ended August 31, 1996, listed in the table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of August 31, 1996 and 1995, and the changes in net assets available for benefits for each of the three years in the period ended August 31, 1996 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information by fund is presented for the purpose of additional analysis of the financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental information is the responsibility of the Plan's management. The accompanying supplemental schedules listed in the table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such supplemental information by fund and the supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 1996 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


Deloitte & Touche LLP


January 17, 1997
Dayton, Ohio

SAVINGS AND INVESTMENT 401(k) PLAN OF
CITIZENS FEDERAL BANK, F.S.B. AND RELATED COMPANIES

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AUGUST 31, 1996


                                                                        SUPPLEMENTAL INFORMATION BY FUND
                                              ---------------------------------------------------------------------------------
                                                                    MONEY
                                                 BALANCED           MARKET           LOAN            STOCK           EQUITY
                                                   FUND              FUND            FUND            FUND             FUND
Cash and equivalents                           $    3,351         $  89,458     $               $    43,753       $   31,075
Investments, at fair value
  (Notes B and C):
  Golden Rainbow - A James Advised
    Mutual Fund                                 4,108,395
  Federated cash plus prime
    obligations fund                                                359,222
  CitFed Bancorp Inc. common stock                                                                4,082,175
  SEI equity mutual funds                                                                                          2,058,725
  SEI bond mutual funds
  Loans to participants                                                            238,451

Receivables:
  Employer contributions                            4,464               695                           3,243            3,027
  Participant contributions,
    including loan repayments                      14,440             1,700                          10,210            9,617
                                               ----------         ---------     ----------      -----------       ----------
NET ASSETS AVAILABLE FOR
  BENEFITS                                     $4,130,650         $ 451,075     $  238,451      $ 4,139,381       $2,102,444
                                               ==========         =========     ==========      ===========       ==========
See notes to financial statements.



                                                                        SUPPLEMENTAL INFORMATION BY FUND
                                     ----------------------------------------------------------------------------------------------

                                                    BOND             COMBINED
                                                    FUND              FUNDS
Cash and equivalents                              $(16,889)       $   150,748
Investments, at fair value
  (Notes B and C):
  Golden Rainbow - A James Advised
    Mutual Fund                                                     4,108,395
  Federated cash plus prime
    obligations fund                                                  359,222
  CitFed Bancorp Inc. common stock                                  4,082,175
  SEI equity mutual funds                                           2,058,725
  SEI bond mutual funds                             225,840           225,840
  Loans to participants                                               238,451

Receivables:
  Employer contributions                                383            11,812
  Participant contributions,
    including loan repayments                         1,196            37,163
                                                  ---------       -----------
NET ASSETS AVAILABLE FOR
  BENEFITS                                        $ 210,530       $11,272,531
                                                  =========       ===========
See notes to financial statements.


SAVINGS AND INVESTMENT 401(k) PLAN OF
CITIZENS FEDERAL BANK, F.S.B. AND RELATED COMPANIES

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AUGUST 31, 1995


                                                                          SUPPLEMENTAL INFORMATION BY FUND
                                          -----------------------------------------------------------------------------------
                                                                       MONEY
                                                  BALANCED             MARKET          LOAN           STOCK            EQUITY
                                                    FUND                FUND           FUND            FUND             FUND
Cash                                             $      856          $ 70,623     $               $    7,415       $   10,675
Investments, at fair value
  (Notes B and C):
  Golden Rainbow - A James Advised
    Mutual Fund                                   4,072,875
  SEI cash plus prime obligations fund                                427,100
  CitFed Bancorp Inc. common stock                                                                 3,765,413
  SEI equity mutual funds                                                                                           1,064,898
  SEI bond mutual funds
  Loans to participants                                                            210,041

Receivables:
  Employer contributions                              4,743             2,565                          2,868            2,475
  Participant contributions,
    including loan repayments                        14,575             7,957                          8,997            7,546
  Interest                                              353             5,123                            376            1,000
                                                 ----------          --------     --------        ----------       ----------
NET ASSETS AVAILABLE FOR
  BENEFITS                                       $4,093,402          $513,368     $210,041        $3,785,069       $1,086,594
                                                 ==========          ========     ========        ==========       ==========

See notes to financial statements.


                                                                          SUPPLEMENTAL INFORMATION BY FUND
                                          ----------------------------------------------------------------------------------------

                                                     BOND          COMBINED
                                                     FUND           FUNDS
Cash                                              $ 14,255     $   103,824
Investments, at fair value
  (Notes B and C):
  Golden Rainbow - A James Advised
    Mutual Fund                                                  4,072,875
  SEI cash plus prime obligations fund                             427,100
  CitFed Bancorp Inc. common stock                               3,765,413
  SEI equity mutual funds                                        1,064,898
  SEI bond mutual funds                            223,870         223,870
  Loans to participants                                            210,041

Receivables:
  Employer contributions                               548          13,199
  Participant contributions,
    including loan repayments                        1,534          40,609
  Interest                                             116           6,968
                                                  --------     -----------
NET ASSETS AVAILABLE FOR
  BENEFITS                                        $240,323      $9,928,797
                                                  ========     ===========

See notes to financial statements.


SAVINGS AND INVESTMENT 401(k) PLAN OF
CITIZENS FEDERAL BANK, F.S.B. AND RELATED COMPANIES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED AUGUST 31, 1996

                                                                    SUPPLEMENTAL INFORMATION BY FUND
                                           -------------------------------------------------------------------------------
                                                                    MONEY
                                                 BALANCED          MARKET            LOAN                  STOCK
                                                   FUND             FUND             FUND                  FUND
INVESTMENT INCOME:
  Net appreciation (depreciation)
  in fair value of investments
  (Notes B and C)                               $   43,401        $                $                    $    9,341
  Interest and dividend income                     170,597           23,493                                 31,418
                                                ----------        ---------        ----------           ----------
     Total investment income                       213,998           23,493                                 40,759
                                                ----------        ---------        ----------           ----------
CONTRIBUTIONS (Note A):
  Participants, including loan repayments          407,507           59,996         (124,161)              300,603
  Employer                                         109,369           20,019                                 81,362
  Rollover                                           1,686           20,677                                100,614
                                                ----------        ---------        ----------           ----------
     Total contributions                           518,562          100,692         (124,161)              482,579
                                                ----------        ---------        ---------            ----------
TOTAL                                              732,560          124,185         (124,161)              523,338

LOANS TO PARTICIPANTS                              (75,377)         (14,765)         152,571               (33,359)

DISTRIBUTIONS TO PARTICIPANTS                     (315,566)         (23,909)                              (145,467)
                                                ----------        ---------        ----------           ----------
NET INCREASE                                       341,617           85,511           28,410               344,512
FUND TRANSFERS                                    (304,369)        (147,804)                                 9,800
NET ASSETS AVAILABLE
  FOR BENEFITS:
  Beginning of year                              4,093,402          513,368          210,041             3,785,069
                                                ----------        ---------        ---------            ----------
  End of year                                   $4,130,650        $ 451,075        $ 238,451            $4,139,381
                                                ==========        =========        =========            ==========
See notes to financial statements.


                                                                         SUPPLEMENTAL INFORMATION BY FUND
                                           ----------------------------------------------------------------------------------------

                                                EQUITY                BOND               COMBINED
                                                 FUND                 FUND                 FUNDS
INVESTMENT INCOME:
  Net appreciation (depreciation)
    in fair value of investments
    (Notes B and C)                            $181,148           $  (3,284)           $   230,606
  Interest and dividend income                   14,315              13,586                253,409
                                             ----------           ---------            -----------
     Total investment income                    195,463              10,302                484,015
                                             ----------           ---------            -----------
CONTRIBUTIONS (Note A):
  Participants, including loan repayments       279,965              56,703                980,613
  Employer                                       74,943              22,891                308,584
  Rollover                                       11,805               2,403                137,185
                                             ----------           ---------            -----------
     Total contributions                        366,713              81,997              1,426,382
                                             ----------           ---------            -----------
TOTAL                                           562,176              92,299              1,910,397

LOANS TO PARTICIPANTS                           (14,531)            (14,539)

DISTRIBUTIONS TO PARTICIPANTS                   (77,594)             (4,127)              (566,663)
                                             ----------           ---------            -----------
NET INCREASE                                    470,051              73,633              1,343,734
FUND TRANSFERS                                  545,799            (103,426)
NET ASSETS AVAILABLE
  FOR BENEFITS:
  Beginning of year                           1,086,594             240,323              9,928,797
                                             ----------           ---------            -----------
  End of year                                $2,102,444           $ 210,530            $11,272,531
                                             ==========           =========            ===========
See notes to financial statements.


SAVINGS AND INVESTMENT 401(k) PLAN OF
CITIZENS FEDERAL BANK, F.S.B. AND RELATED COMPANIES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED AUGUST 31, 1995
--------------------------------------------------------------------------------

                                                                             SUPPLEMENTAL INFORMATION BY FUND
                                           ----------------------------------------------------------------------------------------
                                                          MONEY
                                            BALANCED     MARKET       LOAN         STOCK           EQUITY        BOND      COMBINED
                                              FUND        FUND        FUND          FUND            FUND         FUND        FUNDS
INVESTMENT INCOME:
 Net appreciation in fair value of
  investments (Notes B and C)              $  339,801                            $  695,317     $  154,398    $  4,840   $1,194,356
Interest and dividend income                  146,821    $ 24,099                    29,351         15,420      12,742      228,433
                                           ----------    --------                ----------     ----------    --------   ----------
     Total investment income                  486,622      24,099                   724,668        169,818      17,582    1,422,789
                                           ----------    --------                ----------     ----------    --------   ----------
CONTRIBUTIONS (Note A):
 Participants, including loan repayments      397,270      46,487    $(100,988)     233,430        173,404      30,938      780,541
 Employer                                     117,986      16,923                    65,705         50,119      10,161      260,894
 Rollover                                      17,814      11,861                    39,856         17,915      10,891       98,337
                                           ----------    --------    ---------   ----------     ----------    --------   ----------
     Total contributions                      533,070      75,271     (100,988)     338,991        241,438      51,990    1,139,772
                                           ----------    --------    ---------   ----------     ----------    --------   ----------
TOTAL                                       1,019,692      99,370     (100,988)   1,063,659        411,256      69,572    2,562,561

LOANS TO PARTICIPANTS                         (67,600)     (2,778)     133,814      (31,443)       (26,302)     (5,691)

DISTRIBUTIONS TO PARTICIPANTS                (234,221)    (69,136)                  (35,012)       (49,861)    (16,286)    (404,516)

OTHER, NET                                     (4,576)       (128)                    2,199         (1,376)       (351)      (4,232)
                                           ----------    --------    ---------   ----------     ----------    --------   ----------

NET INCREASE                                  713,295      27,328       32,826      999,403        333,717      47,244    2,153,813

FUND TRANSFERS                               (305,458)    165,475                   239,425        (63,551)    (35,891)
NET ASSETS AVAILABLE
 FOR BENEFITS:
 Beginning of year                          3,685,565     320,565      177,215    2,546,241        816,428     228,970    7,774,984
                                           ----------    --------    ---------   ----------     ----------    --------   ----------
End of year                                $4,093,402    $513,368    $ 210,041   $3,785,069     $1,086,594    $240,323   $9,928,797
                                           ==========    ========    =========   ==========     ==========    ========   ==========
See notes to financial statements.

SAVINGS AND INVESTMENT 401(k) PLAN OF
CITIZENS FEDERAL BANK, F.S.B. AND RELATED COMPANIES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED AUGUST 31, 1994

                                                             SUPPLEMENTAL INFORMATION BY FUND
                                    ---------------------------------------------------------------------------------------------
                                      FIXED                     MONEY
                                      INCOME      BALANCED     MARKET      LOAN        STOCK        EQUITY     BOND      COMBINED
                                       FUND         FUND        FUND       FUND         FUND         FUND      FUND        FUNDS
INVESTMENT INCOME:
 Net appreciation (depreciation)
  in fair value of
investments (Notes B and C)                      $ (173,441)                         $  414,755   $ (5,956)  $ (5,838)  $  229,520
Interest and dividend income        $   21,078      122,720   $  8,788                   11,653      7,409      5,697      177,345
                                    ----------   ----------   --------               ----------   --------   --------   ----------
Total investment income                 21,078      (50,721)     8,788                  426,408      1,453       (141)     406,865
                                    ----------   ----------   --------               ----------   --------   --------   ----------
CONTRIBUTIONS (Note A):
Participants, including
 loan repayments                        39,513      528,561     32,687   $(131,274)     238,745    157,792     33,030      899,054
Employer                                11,619      102,321     10,550                   41,486     26,815      5,496      198,287
Rollover                                10,740       27,439      2,002                   10,574      1,401      2,002       54,158
                                    ----------   ----------   --------   ----------  ----------   --------   --------   ----------
Total contributions                     61,872      658,321     45,239    (131,274)     290,805    186,008     40,528    1,151,499
                                    ----------   ----------   --------   ---------   ----------   --------   --------   ----------
TOTAL                                   82,950      607,600     54,027    (131,274)     717,213    187,461     40,387    1,558,364
LOANS TO PARTICIPANTS                   (8,169)     (87,950)    (2,238)    133,949      (25,373)    (9,234)      (985)
DISTRIBUTIONS TO PARTICIPANTS          (33,931)     (40,621)    (8,933)                 (48,198)   (13,124)   (12,864)    (157,671)
OTHER, NET                                            4,583     (8,230)                  (4,321)      (913)        48       (8,833)
                                    -----------  ----------   --------   ----------  ----------   --------   --------   ----------
NET INCREASE                            40,850      483,612     34,626       2,675      639,321    164,190     26,586    1,391,860
FUND TRANSFERS                      (1,535,738)     252,288    285,939                  142,889    652,238    202,384
NET ASSETS AVAILABLE
 FOR BENEFITS:
 Beginning of year                   1,494,888    2,949,665                174,540    1,764,031                          6,383,124
                                    ----------   ----------   ---------  ---------   ----------   ---------  ---------  ----------
End of year                         $            $3,685,565   $320,565   $ 177,215   $2,546,241   $816,428   $228,970   $7,774,984
                                    ==========   ==========   ========   =========   ==========   ========   ========   ==========
See notes to financial statements.


SAVINGS AND INVESTMENT 401(k) PLAN OF

CITIZENS FEDERAL BANK, F.S.B. AND RELATED COMPANIES

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED AUGUST 31, 1996, 1995 AND 1994
--------------------------------------------------------------------------------
A.   DESCRIPTION OF PLAN

     The following brief description of the Savings and Investment 401(k) Plan ("the Plan") of Citizens Federal Bank, F.S.B. and Related Companies ("the Bank"), provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

     GENERAL - The Plan is a defined-contribution savings plan in which participation is voluntary. Employees who have completed one year of service with the Bank as of the Plan's entry dates (September 1 and March
     1) are eligible to participate. Effective September 1, 1996, the Plan was amended to add quarterly entry dates. The Plan is administered by a Committee appointed by the Board of Directors of the Bank. The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA").

     CONTRIBUTIONS - Subject to certain limitations, participating employees may contribute from 1% to 8% of their eligible compensation. The Bank contributes 55% of the first 4% of each participant's contributions, excluding certain executives. The Bank may also contribute a percentage of its net income at the discretion of its Board of Directors.

     INVESTMENT FUNDS - Participants may choose to invest in:

       Balanced Fund - This fund invests in a combination of stocks and bonds. Its objective is to provide balanced growth and income.

       Money Market Fund - This fund seeks to provide current income through investments in a portfolio of short-term, money market instruments.

       Loan Fund - This fund accounts for loans to plan participants.

       Stock Fund - This fund is invested in the common stock of CitFed Bancorp, Inc., the parent company of Citizens Federal Bank.

       Equity Fund - This fund seeks to provide long-term growth of capital through a diversified domestic equity strategy.

       Bond Fund - This fund seeks to preserve capital and provide a moderate level of income by investing in short and intermediate term securities.

       Fixed Income Fund - This fund, which invested in instruments designed to provide a stated annual return, was discontinued in fiscal 1994.

   PARTICIPANTS' ACCOUNTS - Participants may choose to have contributions invested in the various investment funds in multiples of 10%. Elective contributions of the Bank are allocated annually based on eligible compensation of participants.

   VESTING AND DISTRIBUTIONS - Employee contributions are fully vested at all times and not subject to forfeiture. Bank contributions are fully vested after six years of participation in the Plan, or upon death, retirement (after age 55) or disability. If employment is terminated before retirement for any reason other than death or disability, the employee's elective contributions and the vested portion of the Bank's contributions are paid. Subject to certain restrictions, participants may withdraw all or part of the vested portion of their accounts without terminating employment.

   PLAN TERMINATION - Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If terminated, participant accounts become fully vested and are distributable at the direction of the Committee in accordance with the provisions of the Plan.

   ADMINISTRATIVE EXPENSES - Administrative expenses of the Plan for the years ended August 31, 1996, 1995 and 1994 were paid by the Bank.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   INVESTMENTS - Investments are stated at fair value based upon quoted prices. The net unrealized appreciation or depreciation of investments is included in the change in net assets. The cost of investments sold is determined by the specific-identification method.

   PAYMENT OF BENEFITS - Benefits are recorded when paid.

C. INVESTMENTS

   Investments at fair value exceeding five percent of the net assets of the plan at August 31, 1996 and 1995 were:

                                                         AUGUST 31
                                                ----------------------------
                                                    1996           1995
Golden Rainbow - A James Advised Mutual Fund
  (235,573 and 219,207 units, respectively)       $4,108,395     $4,072,875
CitFed Bancorp Inc. common stock (108,858 and
  100,411 shares, respectively)                    4,082,175      3,765,413
SEI large cap growth fund (62,436 units)             870,352
SEI large cap value fund (59,849 units)              846,272

D.   TAX STATUS

     The Plan obtained its latest determination letter on March 2, 1992, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes is included in the Plan's financial statements.

E.   DISTRIBUTIONS

     As of August 31, 1995, amounts allocated to participants who had elected to withdraw from the Plan but had not yet been paid totaled $90,117. There were no participants who had elected to withdraw from the Plan but had not yet been paid at August 31, 1996.

                                  * * * * * *

SAVINGS AND INVESTMENT 401(k) PLAN OF
CITIZENS FEDERAL BANK, F.S.B. AND RELATED COMPANIES

ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AUGUST 31, 1996
-------------------------------------------------------------------------------


                                                    NUMBER OF
                                                    SHARES OR                                    FAIR
DESCRIPTION                                         UNITS HELD               COST               VALUE

Golden Rainbow - A James Advised
  Mutual Fund                                          235,573            $3,850,998        $4,108,395
CitFed Bancorp, Inc. common stock                      108,858             2,154,439         4,082,175
Federated prime obligations fund                       359,222               359,222           359,222
SEI equity mutual funds:
  Large cap growth                                      62,436               733,981           870,352
  Small cap growth                                       8,102               123,666           154,913
  Small cap value                                       14,809               164,533           187,188
  Large cap value                                       59,849               737,351           846,272
SEI bond mutual funds:
  Corporate daily income portfolio                      24,190                47,843            47,895
  Intermediate term government fund                      8,698                85,975            83,503
  Short-term government fund                             9,598                95,790            94,442
                                                                          ----------       -----------

                                                                          $8,353,798       $10,834,357
                                                                          ==========       ===========
Loans to participants, various interest rates                             $  238,451       $   238,451
                                                                          ==========       ===========
Cash and equivalents                                                      $  150,748       $   150,748
                                                                          ==========       ===========

SAVINGS AND INVESTMENT 401(k) PLAN OF
CITIZENS FEDERAL BANK, F.S.B. AND RELATED COMPANIES

ITEM 27d - SCHEDULE OF REPORTABLE
TRANSACTIONS -
SERIES IN EXCESS OF FIVE PERCENT OF NET ASSETS
YEAR ENDED AUGUST 31, 1996
--------------------------------------------------------------------------------


                                                   PURCHASES                                            SALES
                                       --------------------------------     -------------------------------------------------------
                                                     NUMBER OF                            NUMBER OF
                                        NUMBER OF     SHARES                  NUMBER OF    SHARES
                                       TRANSACTIONS  OR UNITS   AMOUNTS     TRANSACTIONS  OR UNITS     PROCEEDS    COST      (LOSS)
THE GOLDEN RAINBOW, A JAMES ADVISED
 MUTUAL FUND                                25        31,412    $593,774          13       432,293     $772,286  $775,284   $(2,998)

CITFED BANCORP, INC. COMMON STOCK           27        15,870     559,511          10         9,308      328,203   332,335    (4,132)


                                   SIGNATURE


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                CITIZENS FEDERAL BANK, F.S.B., AND
                                RELATED COMPANIES SAVINGS AND
                                INVESTMENT 401(k) PLAN





    Date:   February 19, 1997        By: /s/ Clarence E. Bowman
            -----------------            ---------------------------
                                         Clarence E. Bowman
                                         Title:  Trustee




    Date:  February 19, 1997         By: /s/ Alan B. Schaeffer, Esq.
           -----------------             ---------------------------
                                         Alan B. Schaeffer, Esq.
                                         Title:  Trustee




    Date:  February 19, 1997         By: /s/ Leon A. Whitney
           -----------------             ---------------------------
                                         Leon A. Whitney
                                         Title:  Trustee

                                 EXHIBIT INDEX




Exhibit
Number
-------

  23    Consent of Deloitte & Touche,
        certified public accountants